APRIL 19, 2024 / 1:30PM GMT, Q1 2024 Schlumberger NV Earnings Call

Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filer’s SEC File No.: 001-38441

Date: April 19, 2024

REFINITIV STREETEVENTS

EDITED TRANSCRIPT

Q1 2024 Schlumberger NV Earnings Call

EVENT DATE/TIME: APRIL 19, 2024 / 1:30PM GMT

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APRIL 19, 2024 / 1:30PM GMT, Q1 2024 Schlumberger NV Earnings Call

CORPORATE PARTICIPANTS

James R. McDonald Schlumberger Limited - SVP of IR and Industry Affairs

Olivier Le Peuch Schlumberger Limited - CEO & Director

Stephane Biguet Schlumberger Limited - Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Arun Jayaram JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

J. David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

James Carlyle West Evercore ISI Institutional Equities, Research Division - Senior MD & Fundamental Research Analyst

Kurt Kevin Hallead The Benchmark Company, LLC, Research Division - Head of Global Energy & Equity Research Analyst

Luke Michael Lemoine Piper Sandler & Co., Research Division - MD & Senior Research Analyst

Neil Singhvi Mehta Goldman Sachs Group, Inc., Research Division - VP and Integrated Oil & Refining Analyst

Scott Andrew Gruber Citigroup Inc., Research Division - Director, Head of Americas Energy Sector & Senior Analyst

PRESENTATION

Operator

Thank you, everyone, for standing by. Welcome to the SLB First Quarter Earnings Conference Call.

(Operator Instructions)

As a reminder, this conference is being recorded. I would now like to turn the conference over to James R. McDonald, Senior Vice President of Investor Relations and Industry Affairs. Please go ahead.

James R. McDonald Schlumberger Limited - SVP of IR and Industry Affairs

Thank you, Leah. Good morning, and welcome to the SLB First Quarter 2024 Earnings Conference Call. Today’s call is being hosted from Kuala Lumpur, following our Board meeting held earlier this week.

Joining us on the call are Olivier Le Peuch, Chief Executive Officer; and Stephane Biguet, Chief Financial Officer.

Before we begin, I would like to remind all participants that some of the statements we’ll be making today are forward-looking. These matters involve risks and uncertainties that could cause our results to differ materially from those projected in these statements. I therefore refer you to our latest 10-K filing and other SEC filings, which can be found on our website.

We are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Our comments today may also include non-GAAP financial measures. Additional details and reconciliation to the most directly comparable GAAP financial measures can be found in our first quarter press release, which is on our website. And finally, SLB and ChampionX will file materials related to the proposed transaction with the U.S. Securities and Exchange Commission including a registration statement that will contain a proxy statement prospectus of the parties.

Investors and security holders are urged to read those materials once they are available, which can be obtained from the SEC’s website and from the company’s websites. SLB, ChampionX, their directors, executive officers and certain members of management and their employees may be considered participants in the solicitation of proxies from their shareholders in connection with the proposed transaction. This will be described further in the proxy statement prospectus when it is filed.

With that, I will turn the call over to Olivier.

Olivier Le Peuch Schlumberger Limited - CEO & Director

Thank you, James. Ladies and gentlemen, thank you for joining us on the call today.

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APRIL 19, 2024 / 1:30PM GMT, Q1 2024 Schlumberger NV Earnings Call

During my prepared remarks, I will discuss 3 topics: I will begin by sharing an overview of our first quarter results. Then I will provide an update on the ongoing market dynamics and highlight areas where we anticipate opportunities for further growth. And finally, I will conclude with our outlook for the full year and the second quarter.

Stephane will then provide more details on our financial results, and we will open the line for your questions.

Let’s begin. I’m very pleased with our strong start to 2024. Year-on-year, revenue grew 13% and EBITDA grew in the mid-teens, in line with our full year financial ambitions. Additionally, we demonstrated the differentiated value we deliver to our customers, the impact of our continued capital discipline and execution efficiency by expanding year-on-year adjusted EBITDA margins for the 13th consecutive quarter.

Internationally, we harnessed broad-based activity growth with 21 of our 25 international GeoUnits increasing revenue year-on-year. Even when excluding the Aker contribution, our international revenue grew by double digits.

These impressive results were led by the Middle East and Asia, which exhibited remarkable growth of 29% compared to the same period a year ago. Specifically in the Middle East and North Africa, year-on-year growth was supported by continued investments in long cycle developments and capacity expansion projects in both oil and gas across Algeria, Egypt, Iraq, Libya, Qatar, Saudi Arabia and the United Arab Emirates. And in Asia, we saw strong activity across the region, led by offshore, notably in China, Indonesia, Malaysia, the Philippines and India.

Meanwhile, in North America, activity remains soft due to weaker gas prices, sustained capital discipline and the effects of ongoing market consolidation. The slower activity contributed to revenue in the region declining by 6% year-on-year.

Next, I will comment on the Division’s performance. I was very proud to see the power of the core divisions continues to drive our performance this quarter. In particular, you may have seen a remarkable growth in Production Systems, supported by our OneSubsea joint venture and in Reservoir Performance led by increased stimulation, evaluation, and intervention services. Well Construction also delivered resilient growth. I was also pleased to see our core margins visibly expand year-on-year, and I trust that this will continue as we remain focused on efficiency and value creation for our customers.

Turning to Digital & Integration. I continue to follow our performance very closely. Although we experienced the typical pattern of seasonally slower sales to start the year, digital still grew in the double digits year-on-year during the first quarter, and we expect a visible uptick of digital sales throughout the rest of the year. This will be supported by increased customer adoption and a baseload of ongoing projects as you can see from the quarterly highlights included in our press release this morning.

For the full year, we maintain our ambition to grow our digital revenue in the high teens. Overall, I’m very pleased with the strong start to 2024. We’ll remain focused on the quality of our revenue, capital discipline, and execution efficiency to generate strong cash flows and shareholder returns throughout the year.

I want to thank the entire SLB team for delivering this first quarter performance. They continue to operate at a benchmark level for the industry, and I feel privileged to work with such a dedicated and talented team.

Next, let me shift into the ongoing market dynamics and how these are creating opportunities for our business. We’re in the midst of a unique oil and gas cycle, characterized by strong market fundamentals, growing demand and an even deeper focus on energy security. As described on several occasions, this cycle continues to display breadth, resilience and longevity. This is very much the case in the Asia region where we are hosting this call today.

In this context, there are certain priorities that are increasingly critical to our customers: project life cycle reduction, particularly in exploration and appraisal to accelerate time to first gas or first oil; capital efficiency in the development phase to set new benchmarks in every basin; step change in production and recovery for producing assets and for unconventional resources; and finally, adoption of digital and AI capabilities to transform operations and use of technology to abate emissions. Against this backdrop, we continue to

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APRIL 19, 2024 / 1:30PM GMT, Q1 2024 Schlumberger NV Earnings Call

innovate with our customers through the combination of integration, fit-for-basin technologies and digital, focusing on unlocking value by delivering lower cost and lower carbon barrels.

In our core oil and gas business, we are benefiting from these trends with our exposure to the fastest-growing and most resilient markets. This cycle continues to be defined by broad growth across the international basins, and there is nowhere this is more evident than in the Middle East and global offshore markets.

In the Middle East, countries are investing to increase both oil and gas supplies through the end of the decade. The long cycle nature of the investments provides further confidence in the durability of the cycle, and we look forward to continue working for our customers to deliver on these targets.

And offshore, many of the FIDs from the past few years have commenced, leading to broad-based activity across Asia, Africa, Latin America and Europe. SLB has a strong foothold in each of these offshore regions, benefiting from our deep customer relationships, operational performance and fit-for-basin solutions. Through our OneSubsea joint venture, we offer an unmatched pore-to-process offering throughout the full life cycle of offshore assets, and we continue to deliver on our substantial offshore backlog.

Now looking at the priorities for producing assets today and tomorrow, we recognize the need to increase our exposure to the production and recovery market, including the more resilient OpEx spend as operators work to offset natural decline, extend performance and maximize the value of their assets.

Our acquisition of ChampionX will further evolve our portfolio to capture this opportunity with the addition of a leading production chemicals business and well-established artificial lift portfolio - with significant benefits to our customers in every producing basin in the world. This will be particularly visible in the offshore environment, which requires a higher intensity of production chemicals for flow assurance, reinforcing the long-cycle value of our offshore strategy.

Another notable trend in the market is the enhanced focus on emissions reduction and low carbon energy. Our early investments in this space are beginning to deliver promising results, both in the Core, through our Transition Technologies and in New Energy portfolio, notably in Carbon Capture and Sequestration.

CCS is one of the fastest-growing and most immediate opportunities to reduce carbon emissions, and we are leveraging our domain expertise and deep knowledge of the subsurface to respond to an increased demand in our storage solutions. At the same time, we’re also expanding to address opportunities throughout the CCS value chain.

As you saw in our announcement a few weeks ago, we have entered into an agreement to combine our carbon capture business with Aker Carbon Capture and will own 80% of the combined entity. This is an exciting opportunity to bring together our complementary technology portfolio, leading process design expertise and an established project delivery platform to innovate and deliver carbon capture technology solutions at an industrial scale.

Looking across our broad portfolio, it is clear that our 3 engines of growth, each with different technology and exciting project pipelines, are positioning us for continued performance across all-time horizons. Supported by our strong international portfolio and our unique technology-driven approach to North America, we are truly making this investment cycle better for longer.

Finally, I will conclude with our outlook for the full year and the second quarter. Based on the commentary I’ve just shared, the ongoing characteristics of the cycle and our strong first quarter results, we remain confident in our full year financial guidance with strength in international activity offsetting slower growth in North America.

In particular, we anticipate activity momentum in international markets to continue, driven by increasing global demand and an even deeper focus on energy security. The relevance of oil and gas in energy mix continues to support further investments in capacity expansion, particularly in the Middle East and in long-cycle projects across global offshore markets, fully aligned with our international revenue ambitions.

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APRIL 19, 2024 / 1:30PM GMT, Q1 2024 Schlumberger NV Earnings Call

Additionally, we expect to realize further growth in the strengthening production and recovery market as operators work to maximize the efficiency and longevity of their producing assets. Altogether, this continues to present a very strong outlook for our business during 2024 and beyond.

Specific to the second quarter, we expect sequential revenue growth internationally in the mid-single digits and North America in the low-single digits. We also expect to expand adjusted EBITDA margins by 75 to 100 bps. By division, we expect sequential growth to be led by Digital and Integration, followed by Reservoir Performance, Production Systems and Well Construction, all of which are rebounding from the conclusion of winter seasonality.

I will now turn the call over to Stephane.

Stephane Biguet Schlumberger Limited - Executive VP & CFO

Thank you, Olivier, and good morning, ladies and gentlemen.

First quarter earnings per share, excluding charges and credits, was $0.75. This represents an increase of $0.12 when compared to the first quarter of last year. In addition, during the first quarter, we recorded $0.01 of merger and integration charges associated with our 2023 acquisition of the Aker subsea business.

Overall, our first quarter revenue of $8.7 billion increased 12.6% year-on-year. Excluding the impact of the Aker Subsea acquisition, revenue increased 6.5% when compared to the same quarter last year. International revenue was up 18% year-on-year and more than 10% when excluding the contribution from Aker, driven in particular by year-on-year growth of 29% in the Middle East and Asia.

North America revenue decreased 6% year-on-year, primarily due to lower rig count in U.S. land and the effect of lower gas pricing, which impacted our APS project in Canada. Company-wide adjusted EBITDA margin for the first quarter was 23.6%, up 51 basis points year-on-year. In absolute dollars, adjusted EBITDA increased 15% year-on-year. This is in line with our guidance for adjusted EBITDA to grow in the mid-teens for the full year of 2024.

Our pretax segment operating margin increased 95 basis points, driven by strong incremental margins internationally. Let me now go through the first quarter results for each division. First quarter Digital & Integration revenue of $953 million increased 7% year-on-year as digital revenue experienced double-digit growth, while APS revenue was flat.

Margins declined 300 basis points year-on-year to 26.6% due to the effects of higher APS amortization expense and lower commodity prices on our APS project in Canada. Margins for the Digital & Integration division are expected to improve in Q2 and throughout the rest of the year as digital sales will increase sequentially in line with the usual seasonal trends.

Reservoir Performance revenue of $1.7 billion increased 15% year-on-year due to strong stimulation activity, particularly in Middle East and Asia and offshore. Margins expanded 356 basis points as compared to the first quarter of last year to 19.7%, driven by higher activity and improved pricing. Well Construction revenue of $3.4 billion increased 3% year-on-year as international growth of 9% was largely offset by lower revenue in North America. Margins of 20.5% were essentially flat year-on-year.

Finally, Production Systems revenue of $2.8 billion increased 28% year-on-year. Excluding the effects of the acquired Aker Subsea business, Production Systems revenue grew 6%, driven by strong international sales. Margins of 14.2% expanded 490 basis points year-on-year, driven by a favorable activity mix, strong execution and pricing improvements.

Now turning to our liquidity. During the quarter, we generated $327 million of cash flow from operations. Free cash flow of negative $222 million was slightly better than the same period last year. These cash flows reflect the seasonal effects of the payout of our annual employee incentives and lower cash collections following very strong receivable performance in the fourth quarter of last year. Consistent with our historical trends, free cash flow is expected to be higher in the second quarter and to continue to increase in the third and fourth quarters.

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APRIL 19, 2024 / 1:30PM GMT, Q1 2024 Schlumberger NV Earnings Call

Capital investments inclusive of CapEx and investment in APS projects and exploration data were $549 million in the first quarter. For the full year, we are still expecting capital investments to be approximately $2.6 billion.

During the quarter, we repurchased 5.4 million shares for a total purchase price of $270 million. As we disclosed a couple of weeks ago, we have raised our 2024 target for total returns of capital to shareholders from $2.5 billion to $3 billion. This $3 billion will be evenly split between dividends and share repurchases.

Lastly, we plan on filing our S-4 registration statement relating to the ChampionX acquisition in the next couple of weeks. The transaction will require the approval of ChampionX shareholders. During the period, after ChampionX mails its proxy for the merger until its shareholder vote, we are required to suspend our share buyback program. While this will not impact our total share repurchases for the year of approximately $1.5 billion, it will potentially result in our buybacks being more heavily weighted towards the second half of the year.

I will now turn the conference call back to Olivier.

Olivier Le Peuch Schlumberger Limited - CEO & Director

Thank you, Stephane. And ladies and gentlemen, I believe we are opening the floor to your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Our first question comes from James West with Evercore ISI.

James Carlyle West Evercore ISI Institutional Equities, Research Division - Senior MD & Fundamental Research Analyst

So Olivier, I know you alluded to it earlier, and you and I have had conversations about the cycle recently as well. But how are you thinking about in the last 6, 8 weeks or so as we’ve seen just increased amounts of contracts and rig awards and subsea equipment awards. How are you thinking about where we are in this cycle today and the duration of the cycle? Because it seems to me we’re -- right now, it’s a Middle East, Asia and offshore story, but certainly going to broaden out to more regions as well. So I’m curious to kind of get your big picture high-level thoughts.

Olivier Le Peuch Schlumberger Limited - CEO & Director

Thank you, James. So from our perspective, I think, first and foremost, I think the cycle attributes that we have described earlier, the breadth, the resilience, the durability or the longevity of the cycle are fully in place and are driven by a combination of strong fundamental energy demand, oil and gas demand, if anything, is trending upwards from the revision. Energy security is still on top of the agenda. There is no other place than Asia to realize this on the ground. And as such, I think the base of activity is being supported by very critical flow of investment, both, as you said, in capacity expansion, which is already committed. But also, I think in short-cycle and long-cycle offshore, deepwater and shallow.

And I was here in Asia, and it was remarkable to see the breadth, the diversity of the opportunity, the number of countries, offshore, onshore, the new exploration appraisal cycle, the new entrants that are coming in Southeast Asia that were not before to invest because they are looking for securing gas supply, and they are looking to participate to maintain oil production.

So I believe that if you combine this with what is happening in North America, which is North America operating within a threshold and not necessarily with significant anticipation of supply growth in that market in short term. This is only accentuating the characteristics of the cycle in international. And it can -- if I can reflect from the last 2 or 3 months of a lot of customer engagement, the sentiment is trending more positively than it was maybe 6 or 12 months ago. Hence, customer engaging to secure capacity on long projects such as deepwater and subsea and they are looking for partnership collaboration to make sure that we help them into securing the best capital

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APRIL 19, 2024 / 1:30PM GMT, Q1 2024 Schlumberger NV Earnings Call

efficiency, as I highlighted, look for integration to accelerate the project cycle to get faster to first oil, first gas. So if anything, I think I see more stronger pipeline of projects that will help us -- help this cycle to prolong beyond what we could have anticipated a year ago.

James Carlyle West Evercore ISI Institutional Equities, Research Division - Senior MD & Fundamental Research Analyst

Right. Got it. Okay. Makes a lot of sense. And then maybe just as a follow-up on the digital side and the rollout of the DELFI platform. How do you feel about the progress that’s happening there, the adoption by customers? I know you’ve got a good number of customers so far, but still the penetration is probably not nearly where it will be in 3 to 5 years, but it’s a powerful tool. And so how do you see adoption trending from here?

Olivier Le Peuch Schlumberger Limited - CEO & Director

I think the adoption continues to trend favorably. I think you’ll continue to see as we deliver quarter-after-quarter both set of announcements in digital operation, in cloud adoption, for geoscience workflow, in data and AI, you have seen the diversity of what we announced this quarter. I do expect the same next quarter and the following quarter because we believe that customers are realizing that they need to unlock efficiency and they need to accelerate the cycle, and they need to extract lower-carbon solutions for their assets. So this is growing. So we are still -- and we have renewed our ambition and targets to reach or exceed high teens for digital growth this year.

And we started the year, I would say, considering the seasonal low teens growth year-on-year, double digits. That was fully aligned with what we could have anticipated. And it will continue. So I see quarter-after-quarter expansion of digital adoption. And I see more and more contribution from digital operation, be it drilling automation with production operation solutions, and you will see that in the coming quarter and the upcoming transaction with ChampionX would only strengthen this production operation offering as it will complement and give us another platform to expand our digital adoption. So I remain very constructive, and I believe that it is a long trend of digital adoption that will continue throughout the rest of the decade.

Operator

Next, we move on to David Anderson with Barclays.

J. David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

So just a question on kind of the timing of the ChampionX deal and sort of as it relates to where we are in the cycle. So these are all product lines that are targeting the production side of the well life cycle. Primary drivers can be OpEx spending particularly with deepwater development ramping up in the coming years. Conversely, the timing of acquiring a later cycle company might suggest that you’re positioned for upstream spending to structurally slow in the coming years.

So could you just help us understand a little bit the dynamics as sort of the OpEx cycle and the CapEx cycle? I totally appreciate the duration of it, but I guess I’m sort of thinking about the sort of the cadence of the different cycles. Can you just help us understand kind of how the timing of that works out and maybe you’ll just see the OpEx cycle expanding higher, but the 2 dynamics, I think, are causing a little bit of questioning in the market, I guess, today.

Olivier Le Peuch Schlumberger Limited - CEO & Director

Yes. No, it’s a fair question. And I think first and foremost, stepping back in time. I think we have been -- as we prepared our Core strategy a few years back, we identified that production recovery in particular production chemicals, reservoir chemicals, and lift solution will be a domain where we need to invest in technology, and we need to explore opportunity to accelerate our market participation because we believe 2 things: We believe, first, that this market will benefit from further innovation, from further integration, from further disruption, and hence create, through OpEx, the efficiency gains into production operation into recovery. And we believe that the market is discovering, to some extent has discovered, but has an opportunity to exploit more of these production chemicals, more of this optimized full life lift solution and combined with digital, so we believe that all in all, this market is not only an OpEx versus CapEx.

This market is responding to increased demand, and increased opportunity we see in the market that has been there growing, and for which we are willing to respond and the customer feedback and engagement we had realizing the potential of what we can put together from technology, from workflow integration, from automation and from optimization from the main reservoir knowledge to process equipment will clearly create a new leg into the technology deployment and into the efficiency of producing assets.

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APRIL 19, 2024 / 1:30PM GMT, Q1 2024 Schlumberger NV Earnings Call

So -- and I will not try to oppose OpEx/CapEx. I will just say that production recovery is becoming critical. It has been for the last few quarters and is increasingly become part of the priority of our customers. Now we believe as well that this market has further resilience because the market every liquid produced in the world, more or less demands an element of production chemicals to assure its resilience in production.

And at the same time, we believe that as the long term, most of the assets will see higher water cuts, and some of the assets will see a more complex reservoir fluids coming up to the process facility. There will be an increasing need to add in more sophisticated and more technical production chemicals to the flow. So all in all, an opportunity today and a resilient outlook for tomorrow.

J. David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

So it’s not so much, you see, I’ve seen CapEx slowing. It is more that you see OpEx side increasing and more technology increasing. That sounds...

Olivier Le Peuch Schlumberger Limited - CEO & Director

Exactly. I see -- what we see in the engagement with customers, we see that in their quest for production recovery opportunity, we see that a combination of production chemicals, digital capability including optimizing some production lift solutions and overall intervention is in the need for modernizing innovation and automation. And we believe that the addition of this to our portfolio, the significant talent and capability we are getting through the addition of ChampionX will help us fast-track this new path of production recovery market expansion. That would be a combination of OpEx and CapEx, and OpEx will only supplement and add opportunity for growth and it is not at all relating to where we are in the cycle for CapEx.

J. David Anderson Barclays Bank PLC, Research Division - Director and Senior North America Oilfield Services & Equipment Analyst

Understood. And then so just as a follow-up on the ChampionX deal. I was surprised to see you announce $400 million in synergies for a company that was well run as ChampionX is, can you help us break that down a little bit more? Like where do you see the greatest opportunity on the cost side? And also, if you could expand the revenue synergy side. To be honest, we hear about revenue synergies all the time but ultimately don’t materialize. So what’s different here in ChampionX, where you have more confidence in the revenue synergy side?

Stephane Biguet Schlumberger Limited - Executive VP & CFO

So Dave, yes, thanks for the question. So again, yes, $400 million of annual synergies which we think we can achieve in the first 3 years. And as we said, 70% to 80% achieved in the second year which makes the transaction accretive to earnings per share in year 2. So now we have the full integration team in place, refining estimates, going through all the buckets of synergies. So I’m not going to give you definitive numbers, but as a rough split, most of the synergies, most of the $400 million synergies, let’s say, about 75% of it is related to cost and 25% related to initial revenue synergies, so of the 75% of cost synergies, again, an approximate 75%, you can say that roughly half of that is on our own SLB spend. We mentioned earlier, we spent a lot on chemicals, for example, for overall operations. And with the manufacturing and internalization of spend we can do with ChampionX, we think we can have great savings there. And the other half or so of the cost synergies would be G&A and other operating cost savings if that helps.

Operator

Next, we move on to Arun Jayaram with JPMorgan.

Arun Jayaram JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Olivier, I wanted to get your perspective on the spending picture in Saudi Arabia and the potential impacts from SLB given the decision to maintain their maximum spare capacity at 12 million barrels, but obviously, a shift to higher levels of gas development. And I just wondered also if you could maybe address just the recent decision to suspend some shallow water drilling in the country.

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APRIL 19, 2024 / 1:30PM GMT, Q1 2024 Schlumberger NV Earnings Call

Olivier Le Peuch Schlumberger Limited - CEO & Director

Yes. Thank you, Arun. I think let me first maybe for simplicity and from aligning our views. Maybe let me unpack first and give some additional colors on these rig suspension. And I think these are public data, and I think a total of 20 to 22 rigs are being suspended to revise for consolidation. But this is in the context of this both Safaniyah and Manifa project, oil incremental project expansion program that has been suspended. Both of these assets were having combined slightly above 20 jackups operating in these 2 assets at the end of last year.

The anticipation of the additional rig necessary for the expansion, we expect customers will add (corrected by company after the call) another dozen rigs. When you make the math at the end of this year, both of these assets will host slightly above 10 to a dozen rigs or a net 10 rigs less than the rig count at the (corrected by company after the call) end of last year. So that’s first, what is happening on offshore. You contrast this with the gas market and a decision that was almost coincidental with the MSC decision, to increase the gas capacity towards 2030 by 60% compared to 2021.

This is actually resulting in a total rig activity increase and net rig addition between now and the end of the year 2025 (added by company after the call) of a total approximately 35-40 (corrected by company after the call) rigs across the entire unconventional and commercial, both workover rigs, coiled tubing drilling units and drilling rigs for the unconventional Jafurah and for the conventional gas. So this switch from offshore to onshore, the switch from oil to gas is actually the execution of strategy of Saudi Aramco, I believe. And it happened that we have market exposure that is long on land, very long on land and it’s balanced and actually long on gas. So as a consequence for us, while this is an activity that has changed and a mix that wasn’t anticipated 6 months ago, this will not have a material impact on our ambition for growth for Saudi, this will not change our guidance for Middle East sustained growth. And this will continue to support our ambition to grow international and hence, fully aligned with The Street directed this morning.

Arun Jayaram JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Great. That’s helpful. And just my follow-up, Olivier, could you just characterize the rest of the spending picture in the GCC and the Middle East outside of Saudi?

Olivier Le Peuch Schlumberger Limited - CEO & Director

Yes. I think that’s a very good point. Actually, it’s very broad growth and activity uptick in almost all the country with possible exception of Egypt these days, considering the cash and the valuation situation. But almost every other country is having a very significant growth and I have been citing a few countries this morning, and I could not stop listing all of them. And it includes Qatar that is starting to now remobilize for addition of the West North field. Obviously, Kuwait, as we commented earlier that is coming now very well structured to execute their capacity expansion, UAE on both gas and oil. Oman is very steady. Iraq, as you have seen, we have had some nice contract also in that region.

So we are very comfortable about the breadth, the diversity of the rig activity growth in the region. And actually, a couple of rigs or more could actually be redirected from the offshore Saudi contract to supplement and to help accelerate some activity in the region, while some others are already being retained to some extent for future activity here in the Southeast Asia.

So I believe that the Middle East, as we said earlier, last year broke and had a total market spend that was record high. I think this record is just extending this year and with a very good breadth of oil and gas onshore and offshore activity despite the slight change of mix in Saudi.

Operator

Next, we move on to Neil Mehta with Goldman Sachs.

Neil Singhvi Mehta Goldman Sachs Group, Inc., Research Division - VP and Integrated Oil & Refining Analyst

Yes. I had a couple of more financial questions. The first, just the second quarter commentary, if I look at Q1 EPS was $0.75, and I think The Street’s got it moving to $0.84 in the second quarter. So just would love your perspective on how we should think about the 2Q versus 1Q build as you have pretty good visibility at this point into the second quarter.

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APRIL 19, 2024 / 1:30PM GMT, Q1 2024 Schlumberger NV Earnings Call

Stephane Biguet Schlumberger Limited - Executive VP & CFO

So Neil, as we have mentioned, Q2, we always see the reversal of seasonality, if you want, and very strong margin expansion. So we just guided to 75 to 100 basis points of incremental EBITDA margin in terms of basis points. And the rest is below the EBITDA, you can very well assume to go down to EPS, but nonoperating expenses and just about all the rest is about the same as in the first quarter, if that helps.

Neil Singhvi Mehta Goldman Sachs Group, Inc., Research Division - VP and Integrated Oil & Refining Analyst

That helps pretty well with The Street. I guess the follow-up is just on EBITDA margins. It did come in a little bit softer than maybe where The Street was on digital and integration to a smaller extent, on Well Construction. Just love your perspective as we work our way through the year, how we should be thinking about EBITDA margins and your conviction on the recovery there?

Stephane Biguet Schlumberger Limited - Executive VP & CFO

So as Olivier mentioned, it has been 13 consecutive quarters that we increased EBITDA margins year-on-year. So it was the case in the first quarter as well, and it will be the case in each and every single of the remaining quarters of the year. So this year-on-year growth of EBITDA and EBITDA expansion is with us for the year. Now you mentioned the D&I margins. As you know, they are typically the lowest in the first quarter of the year, this is mostly the seasonally lower digital sales.

This year, it was made worse by a lower APS revenue due to 2 related effects, the lower gas pricing in our Palliser of Canada assets and higher amortization expense per unit of production. So this resulted in a year-on-year drop in the total digital and integration margin, but this is entirely due to APS, the digital margins are intact. And as the rest of the year unfolds, as Olivier mentioned, digital sales will increase quarter after quarter and this will be at high incremental margins for digital considering that most of the costs are fixed. So we clearly continue to shoot for overall D&I margins above 30% on a full year basis.

Operator

Our next question is from Scott Gruber with Citigroup.

Scott Andrew Gruber Citigroup Inc., Research Division - Director, Head of Americas Energy Sector & Senior Analyst

Yes. I wanted to just circle back on the Saudi comments because a few investors have asked for some clarification. Olivier, did you mention that the rig growth was the net 60, 6-0, even with the losses of 20 jackups?

Olivier Le Peuch Schlumberger Limited - CEO & Director

Yes. I think that -- I’m contrasting I think some offset case. So there will be increase. There was a plan that has not changed for Saudi to accelerate the gas expansion program, what has accelerated is it has improved the pace of this expansion program, driven by the raise of 50% to 60% target by 2030. And as a consequence of that, the whole year that was based on previous plans that now boosted by this accelerated expansion program will result into total rigs year-on-year that will, from beginning of the year to the end, add 35-40 (corrected by company after the call) rigs in total to the gas market, all onshore.

So that’s the reality of the market. Some of it in unconventional, up to 10 to 15 rigs in unconventional, some of it in the gas conventional some of it in intervention and workover, so that’s a total activity that gas is a strong market for Saudi is becoming a significant market going forward. So that’s where we expect activity to continue to grow going forward.

And we are essentially favorably exposed to this activity set as we have an exposure that goes above, we are long on gas as we explained. And hence, we benefit from technology that we have deployed in Saudi that is fit for the Jafurah project, technology such as underbalanced coiled tubing drilling solution that is being used on Gabon gas and the technology that we use across for conventional gas is either integrated or discrete contracts. So that’s the benefit we see, and that’s the total rig that we see going forward.

Scott Andrew Gruber Citigroup Inc., Research Division - Director, Head of Americas Energy Sector & Senior Analyst

It’s encouraging, thanks for clarifying that. And then turning back to well construction margins. Should we be expecting those to come in about flat for the year. I know they’ll improve seasonally and are always strong in the second half. Should we be thinking about kind of flat year-on-year and just thinking about the mix in that business, historically, with greater offshore activity and weaker U.S. onshore activity, I would just expect those margins to be grinding higher.

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APRIL 19, 2024 / 1:30PM GMT, Q1 2024 Schlumberger NV Earnings Call

So maybe if you could comment on what’s kind of keeping those flat year-on-year? Maybe the mix just isn’t that impactful any more of the new sales strategy in the U.S., but just some color on the year-over-year margins in Well Construction would be great.

Stephane Biguet Schlumberger Limited - Executive VP & CFO

So look, they were flat indeed in Q1 year-on-year. But for the full year, you should actually see margin expansion in Well Construction, the headwind we have a bit is the lower activity in North America, so that kind of masks the margin expansion internationally, but as we go through the year, you will see year-on-year growth in Well Construction. You have timing of certain stuff and adjustments on a quarterly basis. But on a year-on-year basis, you will clearly see margin expansion coming from international.

Olivier Le Peuch Schlumberger Limited - CEO & Director

Maybe for clarity of the split on the net addition in the gas market in Saudi. The net addition due to the expansion acceleration is about 20 rigs. A bit more than half of that in unconventional and the rest in the commercial. So that’s the resulting effect of this acceleration of gas expansion into Saudi, hence, the shift indeed from offshore to onshore and from oil to gas characterized by this accelerated expansion translating to 20 rigs and the reduction of the net offshore from end of year last year to the end of this year that is above 10, plus the mix changing for client.

Operator

Next, we go to Kurt Hallead with Benchmark.

Kurt Kevin Hallead The Benchmark Company, LLC, Research Division - Head of Global Energy & Equity Research Analyst

Thank you for sliding me in here. I appreciate that. So given the fact that you are currently in Kuala Lumpur and Asia seems to be one of your growth vehicles and something that really hasn’t gotten a lot of airtime. Just kind of curious as to what you see is driving that growth? And what regions within Asia is standing out to you?

Olivier Le Peuch Schlumberger Limited - CEO & Director

Great question. I think, indeed, we had a reason to come here. And the reason why, first, the team has delivered and has been delivering a resilient growth and resilient margin expansion over the last 2 years since the rebound from the COVID time. And I think we have been observing, supporting the team, but I think spending 2 weeks in a region, I think, is clearly giving us a little bit more spotlight on to the strength of the region. I think, first and foremost, I have to say this region is characterized by the critical resource they are putting to support security of supply, partially gas and investment they are doing to, I would say, to support and stabilize oil production and prevent further decline. So stabilizing oil production and accelerating gas is certainly the feeling that has come on to the entire region.

And I think it’s further accentuated by energy security and is translating into a new wave of investments. It was very telling to see that in Indonesia, in Malaysia, in South -- in offshore China, in Bangladesh, in India, we are seeing new round of exploration appraisal that have not been seen with new entrants into these market that were not there, certainly a few years back. And I think this is creating a new set of opportunity, both offshore primarily and some of them in deepwater assets, and I think that will create further opportunity for Subsea.

And at the same time, as I said, and I stress, there is also a focus independently onto supporting and preventing production decline for oil. And this is visible across all assets, both onshore and offshore, and hence, intervention recovery technology is being put to add investment. So you combine this wave of new investment for accelerating gas from exploration to development projects with this intervention recovery-focused production on the existing declining assets that exist here in all markets across the region, and we get the recipe for a significant investment and a steady investment in every country from Indonesia to Malaysia, to Thailand, China offshore and onshore, India, Bangladesh, as I said, a new country. And I think this is very interesting and very exciting for the team, and we are responding to this by deploying assets, to bring resource and creating fit technology for the market to help us grow and continue to succeed in this region.

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APRIL 19, 2024 / 1:30PM GMT, Q1 2024 Schlumberger NV Earnings Call

Kurt Kevin Hallead The Benchmark Company, LLC, Research Division - Head of Global Energy & Equity Research Analyst

That’s great. That’s great color. I appreciate that. So maybe a follow-up here as you kind of referenced significant opportunities to tap into the production spending profile, your customer base and hence, the dynamic related to the ChampionX acquisition. When you look at the production chemical piece of the business, ChampionX is a clear leader there. And just kind of curious as to, is there, for a lack of a better phrase, like some secret recipes in production chemicals that you guys are bringing to the table that could potentially enhance margins and substantially boost the revenue growth rate or boost the ChampionX position?

Olivier Le Peuch Schlumberger Limited - CEO & Director

I think there are multiple aspects to this, okay? First and foremost, I think we have been operating also in production chemicals, albeit at a smaller scale in the international market. We are actually having quite a portfolio in reservoir chemicals that are helping us extract recovery and optimize our intervention and stimulation program also in international markets.

And we believe that combining this will help us open and compare and optimize fit for reservoir solutions, fit for process facility solutions. And I think we both are coming from different positions of strengths. We have a process portfolio, equipment process portfolio, both onshore and offshore. We have reservoir chemicals and subsurface domain expertise and fluid expertise and they have obviously fluids and understanding of the reservoir, of the production chemistry portfolio.

So I think combining both, I think, is, in our opinion, a unique opportunity and the feedback from customers is indicating that they see a lot of potential in this combination. We’ll obviously try to add and extend this to a full integrated production solution, including digital including lift solutions, including intervention and including process equipment optimization that we deliver on FPSO and over place. So there is a place where this will have further effect, in my opinion, is in the offshore environment.

And also, we will compare and complement each other on trying to find low carbon solutions that help also create further differentiated portfolio of sustainable production chemical portfolio for the market. So we have quite an upside in technology, in addition to have an upside on market expansion to use our international footprint to complement the strength of ChampionX production chemical into North America.

Operator

And our last question comes from Luke Lemoine with Piper Sandler.

Luke Michael Lemoine Piper Sandler & Co., Research Division - MD & Senior Research Analyst

Olivier, on carbon capture, understand what SLB is doing and what Aker is doing. But can you help frame how you see this business developing along with how the combinations greater than the 2 stand-alone entities?

Olivier Le Peuch Schlumberger Limited - CEO & Director

Yes, great question. First and foremost, I think we see CCS is certainly the most obvious and the most attractive market, total addressable market adjacent to our space where we can contribute to decarbonization of the industry and of the industrial space. So we believe we are first at market position and right of play into the sequestration through our technology, through our digital and solution to deliver not only site selection, but also site characterization and development of site for carbon sequestration. And by doing this, we have significant access to a large number of customers within oil and gas and beyond oil and gas [inaudible].

So we have this as a starting point that gives us market access across many of the FIDs and many of the projects, and we quoted more than 30 projects, we are always part of at any point in time. And I think we have had quite a lot of experience there. So we also have invested into capture technology that we have done, such as RTI for non-aqueous solvent, which are trying -- where we are trying to disrupt the intervention, we have to disrupt the economics of capture for low stream -- low concentration stream of CO2 in hard-to-abate sector. But what Aker Carbon Capture brings into this is a commercial solution platform or recommercialize that will serve us as a base for expansion for the deployment of capture technology.

And also we’ll build on the initial success they have had to deploy this platform to some European markets and use our footprint where we see the market evolving fast in North America, Middle East and in Asia and using this platform and being the go-to-market for this carbon capture solution that they are offering, but supplementing it with our innovation that we are investing and using this as a platform to deploy innovation.

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APRIL 19, 2024 / 1:30PM GMT, Q1 2024 Schlumberger NV Earnings Call

So combining sequestration and capture to offer this combined opportunity for the customers technology solution and using the platform of the commercial carbon capture, Aker Carbon Capture that exists today is commercial and using it as a platform to deploy and add and supplement this with new disruptive technology. That’s the purpose, and that’s the intention we have. That’s the ambition we have in this market.

Luke Michael Lemoine Piper Sandler & Co., Research Division - MD & Senior Research Analyst

Okay. And then maybe on North America, it’s a smaller piece of your business, but can you talk about how you see it developing over the course of the year past 2Q?

Olivier Le Peuch Schlumberger Limited - CEO & Director

Yes. I think we have been originally guiding and we are keeping our guidance that we believe that on a full year basis, it will be more muted than we had anticipated at the beginning of the year, considering the softness of the market at the start of the year, the persistent low gas price, the capital discipline and also the consolidation in the market. And we expect, going forward, we guided low single-digit growth sequentially. We anticipate at the end of the year to still outperform the market that we see a year-on-year decline on the activity by posting muted, but positive growth. But the shortfall that we may have, considering this offset will be fully offset by international growth as we commented where we see resilience, and we see further growth potential in many markets. So hence, we have reiterated our full year guidance.

Operator

We’ll turn the conference back to Olivier Le Peuch for closing comments.

Olivier Le Peuch Schlumberger Limited - CEO & Director

Thank you very much. Ladies and gentlemen, to conclude today’s call, I would like to leave you with the following takeaways. First, the global energy landscape remains very compelling for our business. Demand for energy is accelerating, and this is resulting in strong activity dynamics that are closely aligned with our 3 engines of growth. We will continue to innovate with customers across our core digital and new energy to meet this demand in the years to come.

Second, SLB remains optimally positioned to harness the ongoing oil and gas cycle for further growth. We operate in the most resilient and fastest-growing markets internationally. And we have a unique portfolio of technology and services that differentiate us in North America. Together, our unmatched footprint and offerings will continue to set us apart and drive our outperformance globally.

And third, after a strong start to 2024 and clear visibility into the year ahead, we look forward to achieving our full year financial ambitions and commitment to shareholders’ return. This is an exciting time for the industry, and I’m fully confident in our strategy for the future. I could not hope for a better backdrop to continue delivering for our customers and shareholders. With that, we’ll conclude this morning’s call, thank you all for joining.

Operator

Ladies and gentlemen, that does conclude your conference for today. Thank you for your participation. You may now disconnect.

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APRIL 19, 2024 / 1:30PM GMT, Q1 2024 Schlumberger NV Earnings Call

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended.

Such forward-looking statements include statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of SLB and ChampionX, including expectations regarding outlook and all underlying assumptions, SLB’s and ChampionX’s objectives, plans and strategies, information relating to operating trends in markets where SLB and ChampionX operate, statements that contain projections of results of operations or of financial condition, and all other statements other than statements of historical fact that address activities, events or developments that SLB or ChampionX intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “intends,” “plans,” “seeks,” “targets,” “may,” “can,” “believe,” “predict,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “ambition,” “goal,” “scheduled,” “think,” “could,” “would,” “will,” “see,” “likely,” and other similar expressions or variations, but not all forward-looking statements include such words. These forward-looking statements involve known and unknown risks and uncertainties, and which may cause SLB’s or ChampionX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described in Part I, “Item 1. Business”, “Item 1A. Risk Factors”, and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on January 24, 2024, and Part 1, “Item 1A. Risk Factors” in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 6, 2024, and each of their respective, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

These include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX, including the possibility that ChampionX stockholders will not adopt the merger agreement in respect of the proposed transaction; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including the adoption of the merger agreement in respect of the proposed transaction by ChampionX stockholders); other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; changes in demand for SLB’s or ChampionX’s products and services; global market, political, and economic conditions, including in the countries in which SLB and ChampionX operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the extent of growth of the oilfield services market generally, including for chemical solutions in production and midstream operations; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; the impact of shifts in prices or margins of the products that SLB or ChampionX sells or services that SLB or ChampionX provides, including due to a shift towards lower margin products or services; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; trends in crude oil and natural gas prices, including trends in chemical solutions across the oil and natural gas industries, that may affect the drilling and production activity, profitability and financial stability of SLB’s and ChampionX’s customers and therefore the demand for, and profitability of, their products and services; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction; failure to effectively and timely address energy transitions that could adversely affect the businesses of SLB or ChampionX, results of operations, and cash flows of SLB or ChampionX; and disruptions of SLB’s or ChampionX’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to SLB’s and ChampionX’s respective periodic reports and other filings with the SEC, including the risk factors identified in SLB’s and ChampionX’s Annual Reports on Form 10-K, respectively, and SLB’s and ChampionX’s subsequent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither SLB nor ChampionX undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, SLB intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of ChampionX. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.

Participants in the Solicitation SLB, ChampionX and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SLB, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SLB’s proxy statement for its 2024 Annual General Meeting of Stockholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000130817924000033/lslb2024_def14a.htm), which was filed with the SEC on February 22, 2024, including under the sections entitled “Director Compensation”, “Security Ownership by Management and Our Board”, “Compensation Discussion and Analysis”, “2023 Compensation Decisions and Results”, “Elements of 2023 Total Compensation”, “Long-Term Equity Incentive Awards”, “Executive Compensation Tables”, “Grants of Plan-Based Awards in 2023”, “Outstanding Equity Awards at Year-End 2023”, “Potential Payments Upon Termination or Change in Control” and “Pay vs. Performance Comparison”, and SLB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000095017024006884/slb-20231231.htm), which was filed with the SEC on January 24, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Information about the directors and executive officers of ChampionX, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ChampionX’s proxy statement for its 2024 Annual Meeting of Shareholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/0001723089/000172308924000079/championx-20240401.htm), which was filed with the SEC on April 3, 2024, including under the sections entitled “Executive Compensation Highlights”, “Director Compensation”, “2023 Director Compensation Table”, “Security Ownership of Certain Beneficial Owners and

Management”, “Compensation Discussion and Analysis”, “Key Compensation Overview for 2023”, “Elements of Our Executive Compensation Program”, “Long-Term Equity Incentive Compensation”, “Additional Executive Compensation Governance Considerations”, “Executive Compensation Tables”, “Potential Payments upon Termination or Change-in-Control”, “Pay-versus-Performance” and ChampionX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1723089/000172308924000011/championx-20231231.htm), which was filed with the SEC on February 6, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents from SLB or ChampionX using the sources indicated above.